AZURE POWER GLOBAL LIMITED

5th Floor, Southern Park, D-II

Saket Place, Saket, New Delhi 110017

India

December 16, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Azure Power Global Limited
Post-effective Amendment Nos. 1, 2 and 3
to the Registration Statement on Form F-3 (the “Registration Statement”)
File No. 333-249479

Ladies and Gentlemen:

Azure Power Global Limited (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced Registration Statement be accelerated to 5:00 p.m., Eastern Time, on Friday, December 17, 2021, or as soon thereafter as practicable.

Very truly yours,

AZURE POWER GLOBAL LIMITED

By:	/s/ Pawan Kumar Agrawal
Pawan Kumar Agrawal
Chief Financial Officer